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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                            -----------------------

                                AMENDMENT No. 1
                                       to
                                  SCHEDULE TO


                                 (RULE 14d-100)

       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               INGRAM MICRO INC.
                                    (Issuer)

                               INGRAM MICRO INC.
                        (Name of Filing Person (Issuer))

               Zero Coupon Convertible Senior Debentures due 2018
                         (Title of Class of Securities)

                            -----------------------

                          457153 AA 2 and 457153 AB 0
                     (CUSIP Number of Class of Securities)

                          James E. Anderson, Jr., Esq.
              Senior Vice President, Secretary and General Counsel
                               Ingram Micro Inc.
                            1600 E. St. Andrew Place
                              Santa Ana, CA 92705
                           Telephone: (714) 566-1000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)



                                   Copies to:
                         Winthrop B. Conrad, Jr., Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000


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Item 4. Terms of the Transaction

     Item 4 of Schedule TO is hereby amended by the following:

     The period of time during which holders of Debentures may require the Company to purchase their Debentures is extended from the close of business on Friday, June 8, 2001, to 12:00 midnight on Friday, June 8, 2001.

     The Debentures shall be purchased subsequent to delivery of a written Purchase Notice (a form of which is attached to the Company Notice delivered to holders of the Debentures) to the Paying Agent by 12:00 midnight on Friday, June 8, 2001. Any holder has the right at any time prior to 12:00 midnight on Friday, June 8, 2001 to withdraw such Purchase Notice by delivery of a written notice of withdrawal to the Paying Agent.

     The indenture pursuant to which the Debentures were issued provides that holders will not receive payment for their Debentures until promptly following the later of the purchase date (June 11, 2001) or the delivery of the Debentures to the Paying Agent. Subject to the foregoing, under the indenture, upon delivery of a Purchase Notice to the Paying Agent prior to 12:00 midnight on Friday, June 8, 2001 (that is not withdrawn), a holder will be entitled to receive payment for his, her or its Debentures upon delivery of the Debentures to the Paying Agent.

Item 7. Source and Amount of Funds or Other Consideration

     Item 7 is hereby amended in its entirety as follows:

     (a) Source of Funds. Assuming all holders of Debentures require the Company to purchase their Debentures, the total amount of funds required to purchase the Debentures is approximately $225,370,000. Based on the Company's most recent information with respect to its financing requirements, the Company now intends to acquire funds to purchase the Debentures by obtaining capital advances pursuant to its 5-year accounts receivable securitization program, which provides for funding through the issuance of up to $700,000,000 in commercial paper by Redwood Receivables Corporation ("Redwood"), a commercial paper conduit operated by General Electric Capital Corporation ("GE Capital").

     (b) Conditions. Capital advances under the commercial paper program are subject to the satisfaction of customary conditions, including the availability of minimum levels of trade accounts receivables to be sold by the Company and maintenance of receivables performance within certain targets with respect to delinquency and dilution. To the extent the Company is unable to obtain funds pursuant to advances through the commercial paper program, or for any other reason, the Company may borrow under its various credit facilities with banks and other financial institutions.

     (c) Expenses.  Not applicable.

     (d) Borrowed Funds. Capital advances to the Company under the commercial paper program are securitized by accounts receivable generated by the Company and are made pursuant to the following arrangements:

o the Amended and Restated Pooling Agreement dated as of March 8, 2000, as supplemented, among Ingram Funding Inc. ("Funding"), the Company, as master servicer, and The Chase Manhattan Bank, as trustee;

o the Amended and Restated Receivables Sale Agreement dated as of March 8, 2000 between Funding, as buyer, and the Company, as seller of the receivables and servicer;

o the Amended and Restated Servicing Agreement dated as of March 8, 2000 among Funding, as buyer of the receivables, the Company, as master servicer and servicer, and The Chase Manhattan Bank, as trustee;

o the Series 2000-1 Supplement to the Pooling Agreement dated as of March 8, 2000 among Funding, the Company, as master servicer, GE Capital, as agent, Redwood, as initial purchaser, the several financial institutions party thereto from time to time as liquidity banks, and The Chase Manhattan Bank, as trustee; and


                                      -2-
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o    Agreement dated March 8, 2000 among the Company, Funding and GE Capital.

     Advances to the Company, acquired through Redwood's issuance of commercial paper, bear financing costs at the daily weighted average interest rate quoted by Redwood to commercial paper investors plus 0.3675%. Rates are quoted on an average daily basis based upon the weighted average maturities of the commercial paper pool. On May 30, 2001, the daily weighted average interest rate quoted by Redwood to commercial paper investors was 4.1775%. The Company has been advised by Redwood that commercial paper issued under Redwood's program generally has various maturity dates of 90 days or less.

     The Company currently expects that capital advances made through the commercial paper program would be repaid as they become due through ongoing collections on the trade accounts receivable sold to support the program.


                                      -3-
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2001                     Ingram Micro Inc.


                                        By: /s/ James E. Anderson, Jr.
                                           -----------------------------
                                           Name:  James E. Anderson, Jr.
                                           Title: Senior Vice President,
                                                  Secretary and General Counsel


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                                 EXHIBIT INDEX

Exhibit Number
--------------

(1)+     Company Notice and Form of Purchase Notice

(2)      Supplemental Company Notice dated May 31, 2001

(3)* Indenture dated as of June 9, 1998 between the Company and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4.01 to the Company's Registration Statement on Form S-3 filed with the SEC on July 10, 1998 (File No. 333-58857))

(4)* Final prospectus of the Company dated July 23, 1998 (incorporated by reference to the prospectus filed with the SEC on July 23, 1998 (File No. 333-58857))

(5)* Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the SEC on March 30, 2001

(6)* Company's Proxy Statement on Schedule 14A filed with the SEC on April 19, 2001

(7)* Schedule 13G/A filed by various members of the Ingram family and various family trusts with the SEC on April 19, 2001

(8)* Board Representation Agreement dated as of November 6, 1996 among the Company and each person listed on the signature pages thereof (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed with the SEC on November 22, 1996 (File No. 333-16667))

(9)* Amended and Restated Pooling Agreement dated as of March 8, 2000, as supplemented, among Funding, the Company, as master servicer, and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit
         10.56 to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1999 filed with the SEC on March 31, 2000 (the "1999 10-K"))

(10)* Amended and Restated Receivables Sale Agreement dated as of March 8, 2000 between Funding, as buyer, and the Company, as seller of the receivables and servicer (incorporated by reference to Exhibit 10.57 to the 1999 10-K)

(11)* Amended and Restated Servicing Agreement dated as of March 8, 2000 among Funding, as buyer of the receivables, the Company, as master servicer and servicer, and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 10.58 to the 1999 10-K)

(12)* Series 2000-1 Supplement to the Pooling Agreement dated as of March 8, 2000 among Funding, the Company, as master servicer, GE Capital, as agent, Redwood, as initial purchaser, the several financial institutions party thereto from time to time as liquidity banks, and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 10.59 to the 1999 10-K)

(13)* Agreement dated March 8, 2000 among the Company, Funding and GE Capital (incorporated by reference to Exhibit 10.63 to the 1999 10-K)

+ Previously filed
* Incorporated by reference